Exhibit 99.1

Lichen China Limited to Integrate DeepSeek Optimization into Its Financial and Taxation AI Model

XIAMEN, China, January 28, 2025 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”) (NASDAQ: LICN), a leading provider of financial and taxation services in China, today announced its plans to integrate the DeepSeek optimization framework into its existing Lichen Financial and Taxation AI Model. This integration is expected to significantly enhance the AI’s capabilities in handling complex financial and taxation tasks, offering more efficient and accurate solutions to its users.

The DeepSeek optimization framework, known for its advanced multi-modal generation, efficient computation, and long-context processing capabilities, will be integrated into Lichen China’s AI architecture to improve its performance in various financial and taxation scenarios. The integration is scheduled to be completed by the end of Q2 2025, with a trial phase set to begin in early March 2025.

Mr. Li Ya, Chairman of Lichen China, commented, “The integration of DeepSeek into our AI Model marks a significant step forward in our commitment to providing cutting-edge financial and taxation solutions. With DeepSeek’s advanced capabilities, our AI Model will be able to handle multi-modal data inputs, such as text, images, and audio, making it easier for financial professionals to process complex documents like invoices, contracts, and financial statements. This will not only improve the efficiency of financial operations but also enhance the accuracy and reliability of our AI-generated outputs.”

**Key Benefits of DeepSeek Integration:**

1. **Multi-Modal Support**: DeepSeek’s ability to process and generate text, images, and audio will enable the Lichen AI Model to handle a wider range of financial documents, improving data extraction and analysis capabilities.

2. **Efficient Computation**: By leveraging DeepSeek’s sparse attention mechanisms and dynamic computation paths, the AI Model will achieve faster response times and reduced resource consumption, making it more cost-effective to deploy.

3. **Long-Context Processing**: DeepSeek’s hierarchical attention mechanisms will enhance the AI’s ability to process long documents and complex queries, which is particularly beneficial in the financial and taxation sectors where lengthy reports and regulations are common.

4. **Adaptive Learning**: The integration will allow the AI Model to dynamically adjust its evaluation criteria based on user feedback, ensuring continuous improvement in output quality.

5. **Enhanced Security**: DeepSeek’s safety alignment technology will ensure that the AI Model’s outputs are reliable and secure, meeting the high standards required in financial and taxation applications.

About Lichen China Limited

Lichen China Limited is a leading provider of financial and taxation solutions, offering a range of services including financial consulting, tax planning, and software solutions under its “Lichen” brand. With over 18 years of experience in the industry, the Company has established itself as a trusted partner for businesses seeking professional and high-quality financial services. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and projections about future events and trends that may affect the Company’s business, financial condition, and results of operations. Words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” and similar expressions are used to identify forward-looking statements. The Company undertakes no obligation to update these statements to reflect subsequent events or circumstances, except as required by law. While the Company believes that the expectations expressed in these statements are reasonable, it cannot guarantee that such expectations will be achieved, and actual results may differ materially from those anticipated.

For more information, please contact:

Tian Sun

Phone: +86-0592-5586999

Email: ir@lichenzx.com